SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No.______)(1)


                               Candela Corporation
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    136907102
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                                 (CUSIP Number)


                                William D. Witter
                           c/o William D. Witter, Inc.
                        153 East 53rd Street; 51st Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 19, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  136907102
           ---------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     William D. Witter

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,288,725

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,288,725

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,288,725

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  136907102
           ---------------------

This Schedule 13D is being filed to report that William D. Witter, the sole owner of William D. Witter, Inc., an investment adviser registered with the Securities Exchange Commission, may no longer be eligible to report his deemed beneficial ownership in the Common Stock, $0.01 par value (the "Shares"), of Candela Corporation (the "Issuer") on Schedule 13G.

Mr. Witter may no longer be able to rely on the filing exemption provided under Rule 13d-1(b)(1)(ii)(G) promulgated under the Securities Exchange Act of 1934, as amended, and has filed this Schedule 13D (reporting his deemed beneficial ownership in the Shares of the Issuer) as a result.
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is:

      Common Stock, $0.01 par value, in Candela Corporation (the "Issuer").

The name and address of the principal executive and business office of the Issuer is:

Candela Corporation
530 Boston Post Road
Wayland, Massachusetts 01778

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c) This statement is being filed on behalf of the Reporting Person, William D. Witter, the sole owner of William D. Witter, Inc., a Delaware corporation that is registered as an investment adviser with the Securities Exchange Commission (the "Manager"). The Manager serves as an investment adviser to several managed accounts (the "Accounts") and is the majority owner of two Delaware limited liability companies which serve as the general partners of a pair of unregistered investment companies.

The business address of the Reporting Person is c/o William D. Witter, Inc., 153 East 53rd Street, 51st Floor, New York, NY 10022.

     (d-e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Witter is a citizen of the United States of America.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person may be deemed to beneficially own 1,288,725 Shares.

     All of the Shares were purchases in open market transactions by the Reporting Person.

     The funds for the purchase of the Shares held in the Accounts and the Funds have come from the respective working capital of these entities. The funds for the purchase of the Shares deemed to be beneficially owned by Mr. Witter have come from affiliated funds or personal funds, as applicable.

      No funds were borrowed to purchase any of the Shares, other than with the use of margin account borrowing.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a-j) The purpose of this Schedule 13D is to report that William D. Witter, the principal owner of William D. Witter, Inc., an investment adviser registered with the Securities Exchange Commission, may no longer eligible to report his deemed beneficial ownership in the Shares of the Issuer on Schedule 13G.

      Mr. Witter may no longer be able to rely on the filing exemption provided under Rule 13d-1(b)(1)(ii)(G) promulgated under the Securities Exchange Act of 1934, as amended, and has filed this Schedule 13D (reporting his deemed beneficial ownership in the Shares of the Issuer) as a result.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

        William D. Witter

      As of the date hereof, Mr. Witter may be deemed to be the beneficial owner of 1,288,725 Shares, constituting 20.02% of the Shares of the Issuer, based upon the 6,438,666 Shares outstanding as of the date of this filing, according to the Issuer's Form 10-Q released prior to said date.

     Mr. Witter has the sole power to vote or direct the vote of 1,288,275 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 1,288,725; and has shared power to dispose or direct the disposition of 0 Shares.

     Mr. Witter specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Witter on behalf of himself and the other accounts over which he may be deemed to have investment discretion are set forth in Schedule A and were all effected in broker transactions.

     The Reporting Person does not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of
Schedule 13D. However, the Reporting Person reserves the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer as he deems appropriate.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       N/A

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     1. A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to March 19, 1996 through January 18, 1996 is filed herewith as Exhibit A.

--------------------------------------------------------------------------------

                                    SIGNATURE


                                               WILLIAM D. WITTER*

                                           /s/ William D. Witter
                                           -------------------------------
                                               William D. Witter


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


* The Reporting Person disclaims beneficial ownership of the Shares reported herein except to the extent of his pecuniary interest therein.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

              Schedule of Transactions in Shares that May Be Deemed
              -----------------------------------------------------
                 to be Beneficially Owned by William D. Witter*
                 ----------------------------------------------

Date                           Price Per Share                  Number of Shares
----                           ---------------                  ----------------

1/22/96                               7.625                               2000
1/26/96                               7.750                              15000
1/26/96                               7.832                              10000
1/26/96                               7.750                               2000
1/26/96                               7.812                              10000
1/26/96                               7.750                               7500
1/26/96                               7.750                               5000
1/26/96                               7.750                               5000
1/28/96                               7.750                               2500
1/29/96                               7.500                              13000
1/29/96                               7.557                              11000
1/31/96                               7.447                               5300
1/31/96                               7.500                               2000
1/31/96                               7.447                              12000
 2/1/96                               7.375                               3000
 2/1/96                               7.375                               2000
 2/1/96                               7.375                               2000
 2/1/96                               7.375                               1000
 2/1/96                               7.375                               1500
 2/1/96                               7.375                                900
 2/1/96                               7.375                                600
 2/1/96                               7.375                               1000
 2/1/96                               7.375                                300
 2/1/96                               7.375                                500
 2/2/96                               7.437                               1500
 2/2/96                               7.437                                600
 2/2/96                               7.437                                600
 2/2/96                               7.375                               2500
 2/5/96                               6.750                                800
 2/5/96                               6.750                               1000
 2/5/96                               6.750                                200
 2/5/96                               7.023                              13500
 2/7/96                               7.250                               1000
 2/7/96                               7.125                               1000
 2/7/96                               7.125                               7500
 2/7/96                               7.000                               3000
 2/9/96                               7.125                               5000
 2/9/96                               7.125                               4500
2/14/96                               7.750                                500
2/14/96                               7.250                               1000
2/14/96                               7.250                                500
2/14/96                               7.250                              10000
2/16/96                               7.125                               2000
2/10/96                               7.125                               3000
2/20/96                               6.875                               5000
2/21/96                               7.000                               1000
2/21/96                               7.000                               1000
2/21/96                               6.875                               5000
2/21/96                               6.875                               5000
2/22/96                               6.750                                -75
2/23/96                               7.250                               1000
2/26/96                               7.375                                500
2/26/96                               7.125                                600
2/26/96                               7.125                                600
2/27/96                               7.562                               3000
2/29/96                               7.000                               7500
 3/1/96                               7.000                               3400
 3/1/96                               7.125                               2000
 3/4/96                               7.062                               1000
 3/5/96                               7.000                               1000
 3/5/96                               7.000                               1000
 3/5/96                               6.875                               5000
 3/7/96                               6.875                               5000
 3/7/96                               6.875                               4500
 3/8/96                               6.750                              10000
3/12/96                               6.375                               1000
3/19/96                               6.625                               1000





03533.0001 #352332